September 23, 2004

      Symbol: OTCBB – SCNWF

          Previous Symbol OTCBB-STNYF

FOR IMMEDIATE RELEASE

STREAM ANNOUNCES NEW TRADING SYMBOL

Stream Communications Network and Media Inc. (“Stream” or the “Company”) reminds shareholders that tomorrow, September 24th, 2004, is the last day when the Company’s shares under the old name and with the old CUSIP number will be allowed to trade. After September 24th all shares under the old name and with the old CUSIP number will no longer be allowed to trade.

ABOUT STREAM

Stream is a broadband cable company and offers CATV, high-speed Internet and VoIP services in the densely populated market in Southern Poland (11.5 million inhabitants and 3.2 million TV homes).  Stream is one of the principal consolidators of cable TV in that region and intends to become a leading CATV operator and Internet provider in Southern Poland.  Established in 1995, Stream has offices in Vancouver and Krakow, and is listed on the OTCBB, trading symbol STNYF.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe Stream's future plans, objectives or goals, including words to the effect that Stream or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:  Michael Young, Investor Relations tel. 604-669-2826, toll free. 1-800-704-9649

e-mail:mike.young@streamcn.com   website: www.streamcn.com